Schedule 13G                                                         Page 1 of 8

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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. ________)*


                          SAFETY INSURANCE GROUP, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     78648T
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                                 (CUSIP Number)


                               November 27, 2002
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-l(b)

[x] Rule 13d-l(c)

[ ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of its cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                                                         Page 2 of 8

  CUSIP No.  78648T

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1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

                         JZ Equity Partners PLC
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2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)
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3.      SEC Use Only

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4.      Citizenshhip or Place of Organization          England and Wales
                                                   -----------------------------

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                  5.  Sole Voting Power                         1,984,004
  Number of       --------------------------------------------------------------
  Shares
  Beneficially    6.  Shared Voting Power                               0
  Owned by
  Each            --------------------------------------------------------------
  Reporting       7.  Sole Dispositive Power                    1,984,004
  Person With
                  --------------------------------------------------------------
                  8. Shared Dispositive Power                           0

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9.      Aggregate Amount Beneficially Owned by Each Reporting Person   1,984,004

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10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)

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11.     Percent of Class Represented by Amount in Row (9)         13.8%

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12.     Type of Reporting Person (See Instructions)                 00

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  Reporting Person is an investment trust listed on the London Stock Exchange.

Schedule 13G                                                         Page 3 of 8

                              GENERAL INSTRUCTIONS

   A. Statements filed pursuant to Rule 13d-l(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-1(c), l3d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-l(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).

   B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

   C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.


ITEM 1.
         (a) Name of Issuer:

                          Safety Insurance Group, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                    20 Custom House Street, Boston, MA 02110


ITEM 2.
         (a) Name of Person Filing:

                             JZ Equity Partners PLC

         (b) Address of Principal Business Office or, if none, Residence:

                   17a Curzon Street, London, England W1J 5HS

         (c) Citizenship:

                                England and Wales

         (d) Title of Class of Securities:

                                  Common Stock

         (e) CUSIP Number 78648T


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         INAPPLICABLE.  Statement is filed pursuant to Section 240.13d-1(c)

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) [ ]  An investment adviser in accordance with Section 240.13d-1
                 (b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

        (g) [ ]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

Schedule 13G                                                         Page 4 of 8


        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



ITEM  4.  OWNERSHIP

Provide the following infarmation regarding the aggiegate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:     1,984,004
     (b)  Percent of class:                  13.8%
     (c)  Number of shares as to which the person has:
         (i)   Sole power to vote or to  direct the vote               1,984,004
         (ii)  Shared power to vote or to direct the vote                      0
         (iii) Sole power to dispose or to direct the disposition of   1,984,004
         (iv)  Shared power to dispose or to direct the disposition of         0

INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security SEE Section 240.13d3(d)(1).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
                                  INAPPLICABLE

INSTRUCTION: Dissolution of a group requires a response to this item.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                  INAPPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-l(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

                                  INAPPLICABLE

Schedule 13G                                                         Page 5 of 8



ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 0.13d-1(c) or Section 240.13d-l(d), attach an exhibit stating the identity of each member of the group.

                                  INAPPLICABLE


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

                                  INAPPLICABLE


Item 10.  CERTIFICATION

         (a) The following certification shall be included if the statement is filed pursuant to Section 240.13d-l(b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                         Page 6 of 8

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                           December 7, 2002
                                                    ----------------------------
                                                                 Date


                                                      /s/  David W. Zalaznick
                                                    ----------------------------
                                                               Signature


                                                          David W. Zalaznick
                                                       Authorized Representative
                                                    ----------------------------
                                                               Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.



      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                          FEDERAL CRIMINAL VIOLATIONS

                              (See 18 U.S.C. 1001)

                             JZ EQUITY PARTNERS PLC

        MINUTES OF A TELEPHONE MEETING OF THE BOARD OF DIRECTORS HELD AT
                       17a Curzon Street, London, W1J 5HS
                     on Thursday, 18th July, 2002 at 3 p.m.

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Present:       Mr. J. M. Green-Armytage - Chairman of the Meeting
               Mr. A. Withey
               Mr. A. M. Sorkin

Apoligies:     Mr. G. Brass
               Mr. C. Peal
               Mr. J. Jordan


SAFETY  HOLDINGS INC.

The Board considered a recommendation from Jordan Zalaznick Advisers Inc that JZEP review the proposed terms of an IPO for Safety Holdings, Inc. as set out in a letter and attachments dated 25 June 2002. The Board agreed to proceed with the IPO on the terms recommended and that David Zalaznick be authorised to sign the necessary documents to complete the transactions. The Board also approved entering into the Omnibus Agreement relating to the IPO transaction.


                                                     /s/ J. M. Green-Armytage
                                                    ----------------------------
                                                              Chairman